Exhibit 12(a)

Ratio of Earnings to Fixed Charges

Union Pacific Railroad Company and Consolidated Subsidiary Companies

(Unaudited)

	Three Months Ended September 30,
Millions of Dollars, Except for Ratios	2006	2005
Earnings:
Net income	$ 410	$ 373
Equity earnings net of distributions	(19)	(21)
Total earnings	391	352
Income taxes	236	24
Fixed charges:
Interest expense including amortization of debt discount	124	125
Portion of rentals representing an interest factor	62	58
Total fixed charges	186	183
Earnings available for fixed charges	$ 813	$ 559
Ratio of earnings to fixed charges	4.4	3.1